

Lin Sun Fa · 3rd

Director of Strategic Partnership at AeonCharge (🏳️‍🌈-he/him)

Seattle, Washington, United States · Contact info

500+ connections

AeonCharge

Purdue University

Experience

Director & Co-Founder
AeonCharge · Full-time
Mar 2020 – Present · 1 yr 8 mos
United States

Enabling mass EV adoption by making the charging experience painless.

Independent Consultant
The Myers-Briggs Company · Freelance
Aug 2019 – Present · 2 yrs 3 mos
United States

Performed Myers Briggs Type Indicator (MBTI) Step I and Step II Assessments
Delivered individual MBTI results in various business settings
Led MBTI Personality Type Indicator workshops for leadership development

Solar Chapter
3 yrs 5 mos

HQ Director of Operation
Full-time
Jul 2020 – Aug 2021 · 1 yr 2 mos

Managed the day-to-day operation of Solar Chapter Global across the world.
Handled member workshops and project operation standardization.

Branch President
Apr 2018 – Jun 2020 · 2 yrs 3 mos
United States

Managed multi-national clean water projects using sustainable methods.
Expanded Solar Chapter network scope and members by 200%
Managed a diverse group of 31 members

Resident Assistant
Purdue University
Aug 2018 – May 2019 · 10 mos
United States

Engaged in QPR Suicidal Prevention process
Delivered reports to University Residences at Purdue and various governmental departments
Reinforced rules and regulations within University Residences at Purdue

Tax Administrator Intern
PT. Mitra Pajakku
May 2017 – Jun 2017 · 2 mos
Greater Jakarta Area, Indonesia

Rehired based on previous internship

Show 3 more experiences

Education

Purdue University
Bachelor's degree, Cybersecurity, 3.94
2017 – 2020
Activities and Societies: Alpha Sigma Phi

Volunteer experience

Student Volunteer

Student Volunteer
Panti Ibu Benny
Dec 2016 – Jan 2017 • 2 mos
Poverty Alleviation

Teaching poor children in rural environment.
Donate money in books and other primary needs.

Volunteer
Panti si Boncel
Aug 2015 – Apr 2016 • 9 mos
Children

Donate primary needs to orphans and poor children.